Exhibit 10.2

[COMPANY LETTERHEAD]

September 9, 2016

To: Daniel Dosoretz

Re:  Letter Agreement

Dear Danny:

This letter agreement (this “Letter Agreement”) will confirm our understanding with respect to the amendment of certain agreements with 21st Century Oncology Investments, LLC and 21st Century Oncology Holdings, Inc. (the “Company”).

1.              Transition to Physician.   Effective September 9, 2016 you hereby acknowledge that you will no longer be an officer (or hold any similar position) of 21st Century Oncology Investments, LLC and any direct or indirect subsidiary thereof, effective as of and contingent upon the “Closing” as defined in the Subscription Agreement, to be dated on or around September 9, 2016, by and among 21st Century Oncology Investments, LLC, the Company, 21st Century Oncology, Inc., Canada Pension Plan Investment Board (“CPPIB”). Without limiting the foregoing, you also hereby agree to take all reasonably necessary and/or desirable actions as directed by 21st Century Oncology Investments, LLC, the Company or any of their respective subsidiaries to give effect to the action contemplated by the immediately preceding sentence.  For the avoidance of doubt, such action shall apply to your position as Chief Executive Officer of the Company, and, following the date hereof, you will continue to be employed by the Company pursuant to your Second Amended and Restated Executive Employment Agreement dated May 6, 2014, as amended on September 25, 2014 (the “Employment Agreement”), as amended herein to reflect your transition from Chief Executive Officer to senior physician.  You also hereby consent to  (x) the elimination of your right to serve as a director of the Company and any of its subsidiaries and/or related entities pursuant to the first clause of Section 2.1(a)(v) of the Second Amended and Restated Securityholders Agreement, dated as of September 24, 2014, by and among the Company and the other parties thereto, notwithstanding the fact that the conditions for loss of that right specified in Section 2.1(n) of the Second Amended and Restated Securityholders Agreement may or may not have been satisfied and (y) the elimination of all of your duties, authorities and responsibilities as Chief Executive Officer as set forth in the Employment Agreement (including on Exhibit A thereto).  Notwithstanding the foregoing, you shall be designated as an independent Board member and, so long as you are employed by the Company, you shall have the honorary title “Founder”.  In addition, as a condition to entering into this Letter Agreement, the parties agree to waive now and forever their respective rights set forth in Section 5.1 and 5.2 of that certain Management Stock Contribution and Unit Subscription Agreement, as well as any other put or call rights that the parties might have with respect to equity currently held by the Executive in the Company, 21st Century Oncology Investments, LLC, or any of their respective affiliates. Moreover, you agree that you will undertake to facilitate the Company’s negotiation with Theriac Management Investments, LLC (“Theriac”) regarding the Company’s desire to (i) modify the terms of existing leases between the Company and its affiliates and Theriac to be consistent with the duration and economic terms contemplated by the CPPIB term sheet, and (ii) eliminate or reduce the Company’s obligations with respect to leases between the Company and its affiliates and Theriac that relate to centers and other locations that are not currently utilized or underutilized by the Company and its affiliates, including subletting such locations, it being understood by the Company that you will not be making any decisions on behalf of Theriac with respect to such since you have a conflict of interest.

2.              Amendment of Employment Agreement.  The Employment Agreement is hereby amended as follows:

(a)   All references in the Employment Agreement to “Executive” shall be replaced with “Physician”.

(b)    Section 1 of the Employment Agreement, as well as Exhibits A and B, shall be deleted in its entirety and replaced with the following: “Physician shall be employed by the Company as a senior physician providing radiation oncology services at the Company’s and its subsidiaries’ radiation therapy centers including 21st Century Oncology, LLC (“21st Century”).”

(c)     Section 2 of the Employment Agreement shall be deleted in its entirety and replaced with the following “Following the date of this Agreement, (the “Effective Date”), the Physician’s employment hereunder shall be entirely “at will” and may be terminated by either party with thirty (30) days’ written notice.

(d)    Section 3 of the Employment Agreement shall be deleted in its entirety and replaced with the following:

“(a)                           21st Century agrees to pay Physician for the services provided hereunder an amount equal to Ten Dollars ($10.00) per RVU generated by Physician per year, to include professional RVUs, or technical RVUs, or global RVUs or any other form of payment related to his provider number, but in no case shall an RVU be double counted (“Base Salary”).   21st Century shall advance Physician Base Salary in bi-weekly installments, based on an annualized rate of Seven Hundred Thousand Dollars ($700,000) (“Advanced Compensation”).  Advanced Compensation shall be subject to required withholding and deductions, in accordance with 21st Century’s payroll policies.  21st Century shall provide Physician a monthly report showing the RVUs generated and the RVU reimbursement received each month.

(b)                                 21st Century shall reconcile the Advanced Compensation with the actual amount of Base Salary Physician should have received pursuant to Section 3(a) following each three (3) month calendar quarter and, if applicable, the Termination Date (defined below).  In the event that the Base Salary due to Physician exceeds the Advanced Compensation paid to Physician, 21st Century shall pay Physician an amount equal to such excess amount within thirty (30) days following the end of each such quarter (or Termination Date).  In the event that the Advanced Compensation paid to Physician exceeds the Base Salary due to Physician, 21st Century shall deduct such overpayment from the Advanced Compensation next paid to Physician.

(c)                                  For the purpose of Section 3(a), RVUs shall be calculated based upon Physician’s CPT coding used for billing purposes.  RVUs shall be assigned to each CPT code based upon tables published by the Center for Medicare & Medicaid Services (“CMS”).  In the case of multiple procedures, RVUs will be assigned consistent with the methodology utilized by CMS for the Medicare Program.  With respect to any procedure or service not covered by existing CPT codes or where the applicable CPT code does not list RVUs (for example where a procedure is listed “By Report” without an applicable RVU applied), 21st Century shall determine the appropriate RVU value.

(d)                                 During the term of this Agreement, should any billed codes later be adjusted by the applicable third-party payor, a retrospective adjustment shall be made to Physician’s RVUs to reflect the revised coding.  In the event 21st Century is required to repay or refund any amounts to a patient or applicable third party payor (as a result of audit or otherwise), Physician shall be responsible for any such repayment (including related interest and penalties, if any).  21st Century shall give Physician written notice of any such repayment obligation.  If such repayment occurs during the term hereof, such amount may be offset against the Advanced Compensation next paid to Physician.  If such repayment occurs following the expiration or termination of this Agreement, or exceeds the amounts otherwise due hereunder, Physician shall be responsible to promptly repay such amounts to 21st Century within thirty (30) days of receipt of such notice.  Physician’s obligations hereunder shall expressly survive any termination or expiration of this Agreement.

(e)                                  During the term of this Agreement, Physician and eligible family members may participate in all 21st Century sponsored group health and welfare benefit plans, subject to plan eligibility requirements and Physician’s completion of related deduction authorization forms.  Coverage under such plans is available to the extent obtainable, with coverage amounts as 21st Century shall in its sole discretion determine and subject to the limitations and restrictions of 21st Century’s group plans as they may exist from time to time during the term hereof.

(f)                                   21st Century shall pay all medical malpractice premiums related to Physician’s employment, including “tail” coverage after termination or expiration of this Agreement.

(g)                                  Any services by Physician over and above customary services as a radiation oncologist or board member will be as agreed to in writing and compensated as agreed in advance of such services.

(e)    Section 4 of the Employment Agreement shall be deleted in its entirety and replaced with the following:

“(a)                           21st Century shall reimburse the Physician (without duplication) for the reasonable costs and expenses incurred by Physician in connection with the provision of services hereunder, provided that such reimbursement shall be subject to the terms, conditions, and limitations set forth in 21st Century’s Expense Reimbursement Policy as it may exist and be modified from time to time.  Should Physician agree to travel on behalf of 21st Century, at the request of the President and CEO, he shall be permitted to travel first class with all travel booked through 21st Century.

(b)                                 21st Century shall pay for occupational licenses, dues to professional societies and associations and fees which are necessary to permit Physician to render services hereunder, or which, though not necessary, are reasonable and desirable and are approved by 21st Century.  In addition, 21st Century shall pay or reimburse Physician for medical journal and related subscriptions up to One Thousand Dollars ($1,000) per year.

(c)                                  Physician shall be entitled to leaves of absence for vacation and professional conventions, seminars, and continuing professional education, with reasonable expenses incurred for such professional education to be paid for by 21st Century in accordance with 21st Century’s policies concerning same, at Physician’s discretion; provided, however, such leaves of absence shall be scheduled and taken with reasonable prior notice to 21st Century to allow for appropriate patient scheduling and coverage.”

(f) Sections 5(a) through 5(e) of the Employment Agreement shall be deleted in their entirety and replaced with the following:

(a) Severance Payments. If the Physician’s employment is terminated for any or no reason by either party, the Company shall be obligated to pay to Physician (i) the amounts accrued and unpaid (or underpaid, as applicable) under Section 3 through the date of termination (the “Termination Date”), provided, for the avoidance of doubt, that Physician shall be responsible for paying back the Company the excess between any Advanced Compensation already paid and the value of any RVUs actually accumulated   and (ii) an aggregate amount of $3,666,666.66 in equal monthly payments of $152,777.78 for a period of twenty-four (24) months; provided, further, that the first monthly payment of the amount set forth in (ii) shall be made on the first payroll period after the sixtieth (60th) day following the Termination Date and shall include payment of any amounts that would otherwise be due prior thereto. Physician shall also be permitted, to the extent permitted under applicable law, to continue to participate at the Company’s expense in all benefit and insurance plans, coverage and programs in which he was participating immediately prior to the Termination Date, for a period of one (1) year from the Termination Date (Physician will reasonably cooperate with the Company to facilitate the continuation of such benefits, including, without limitation, electing “COBRA” coverage as required by the Company);  provided, for the avoidance of doubt, that the Company may modify the continuation coverage contemplated by this Section 5(a) to the extent reasonably necessary to avoid the imposition of any excise taxes on the Company for failure to comply with the nondiscrimination requirements of the Patient Protection and Affordable Care Act of 2010, as amended, and the Health Care and Education Reconciliation Act of 2010, as amended (to the extent applicable) including instead making cash payments to the Physician over the same period in monthly installments in an amount equal to the Company’s portion of the monthly cost of providing such benefits for such period.  Physician shall not be required to mitigate the amount of any payment or benefit contemplated by this paragraph.

(g)     Section 5(h) is hereby deleted in its entirety.

(h)    With respect to Section 9 of the Employment Agreement, the references to “Section 5(b)” shall be deleted and replaced with “Section 5(a)” and the following new sentence shall be added at the end of Section 9 of the Employment Agreement: “In the event any of the payments required under Section 5(a) are not made by the Company to the Physician within 90 days after written demand by the Physician, this Section 9 will automatically terminate and be of no force and effect and notwithstanding this Section 9 being of no force or effect the Company shall still be obligated to make the payments to Physician required under Section 5(a).”

3.              Reimbursement of Attorneys’ Fees.  The Company shall reimburse you for your reasonable, out-of-pocket legal fees and expenses up to a maximum of $15,000 in connection with the negotiation and execution of this Letter Agreement.

4.              Governing Law.  This Letter Agreement will be governed by, and construed under and in accordance with, the internal laws of the State of Florida, without regard to the choice of law rules thereof.

5.              Entire Agreement.  Except as otherwise expressly provided herein, this Letter Agreement and the Employment Agreement, as amended herein, constitute the entire agreement between you and the Company with respect to the subject matter hereof and supersede any and all prior agreements or understandings between you and the Company with respect to the subject matter hereof, whether written or oral.  This Letter Agreement will bind the heirs, personal representatives, successors and permitted assigns of both you and the Company, and will inure to the benefit of both you and the Company and their respective heirs, successors and permitted assigns, provided that you may not assign your rights or obligations hereunder.  This Letter Agreement may be amended or modified only by a written instrument executed by you and the Company. This Letter Agreement may be executed in two (2) counterparts and by facsimile or other electronic transmission, each of which shall be considered an original.

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If this Letter Agreement accurately reflects your understanding as to the terms and conditions of your transition and termination of employment with the Company, please sign and date one copy of this Letter Agreement in the space provided below and return the same to me for the Company’s records.

Very truly yours,

21ST CENTURY ONCOLOGY HOLDINGS, INC.

By:	/s/ LeAnne M. Stewart

Name:	LeAnne M. Stewart

Title:	Chief Financial Officer

21ST CENTURY ONCOLOGY INVESTMENTS, LLC

By:	/s/ James L. Elrod, Jr.

Name:	James L. Elrod, Jr.

Title:	President

The above terms and conditions accurately reflect our understanding regarding the terms and conditions of my transition from Chief Executive Officer to senior physician, and I hereby confirm my agreement to the same.

Dated: September 9, 2016	/s/ Daniel Dosoretz
Daniel Dosoretz